December 8, 2010

Via Edgar and Facsimile

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Matt McNair, Attorney-Advisor, Division of Corporation Finance
Mike Volley, Staff Accountant
Kevin W. Vaughn, Accounting Branch Chief
Michael R. Clampitt, Senior Counsel

RE:	Response to SEC letter dated November 9, 2010, File No. 000-30541

Dear Sirs:

Attached please find our responses to the SEC comment letter dated November 9, 2010, in which you requested further information relating to certain financial disclosure items as were previously reported in our Form 10-K for the fiscal year ended December 31, 2009 and our Form 10-Q for the fiscal quarter ended June 30, 2010.

Each individual item has been addressed and all relevant information has been provided for your review.

If you have any additional questions please feel free to contact us.

Sincerely,

/s/ THOMAS R. ROSAZZA

Thomas R. Rosazza

President/Chief Executive Officer

/s/ LORI G. HASSETT

Lori G. Hassett

Vice President/Chief Financial Officer

Pioneer Bankshares, Inc

263 East Main Street

P.O. Box 10

Stanley, VA 22851

Response to SEC Letter Dated November 9, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

Summary Compensation Table, page 10 of Definitive Proxy Statement on Schedule 14A

1.	Explain why the stock portion of Mr. Rosazza’s 2007 bonus compensation was not included in the “Stock Awards” column of the summary compensation table.

Response: The President/CEO’s bonus has historically been paid in cash only and this individual has not generally been eligible for stock awards. However, in 2007, the Board of Directors adopted a resolution authorizing a one-time payment of half of all bonuses paid to all employees to be issued in company stock. Regarding the disclosure of this bonus/stock payment, the Company was advised by outside SEC counsel that this payment could be reported by footnote disclosure. Since that time, the Company has carried the same disclosure forward. There have been no additional bonuses paid in the form of stock awards for the President/CEO since 2007. The Company has since reviewed Item 402 of Regulation S-K and recognizes that the more appropriate disclosure for the stock portion of Mr. Rosazza’s 2007 bonus compensation would have been to include it in a “Stock Award” column of the summary compensation table. In the event the Company grants similar stock awards to a named executive officer in the future, the Company will make appropriate disclosure as required under Item 402 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Interest of Directors and Officers in Certain Transactions, page 11 of Definitive Proxy Statement on Schedule 14A.

2.	The noted comment requests confirmation that these loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the lender.

Response: We hereby confirm that all insider loan transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with person not related to the lender. Future filings relating to these types of transactions will be revised to more clearly disclose this information.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Note 2 Investment Securities, page 10

3.	The noted comment relates to the severity and duration of unrealized losses more than 12 months on your equity securities.

a.	Please provide a listing of equity securities in an unrealized loss position at June 30, 2010 detailing the cost and unrealized loss, as well as the length of time in an unrealized loss position.

Response:

Description / Symbol	Cost	Unrealized Loss	Duration/Time
Atlantic Richfield	$32,432	$(1,783)	1 month
Colonial Heights	$414,700	(6,492)	11 months
T	$37,565	$(1,280)	2 months
VZ	36,262	(2,638)	3 months
VAW	$202,267	$(76,903)	31 months
VDE	198,364	(88,011)	31 months
VEU	331,947	(120,857)	31 months
VGT	246,758	(46,445)	31 months
BRBS	78,300	(7,830)	22 months

b.	Provide the detailed analysis for securities impairment as of June 30, 2010 that identifies the positive and negative evidence that was relied upon to support the conclusion that the impairment was not other than temporary.

Response: Management’s evaluation of the individual stocks and securities within the investment portfolios is performed on a quarterly basis and assesses the unrealized loss positions that exist to determine whether there is potential other than temporary impairment.

The key factors considered during this evaluation process were the amount of unrealized loss, percentage decline in value, length of time in loss position, current market trading activity, financial strength ratings from industry reports, credit quality, credit ratings, continued dividend payments, the diversification or multiple holdings within particular funds, as well as management’s intent and ability to hold stocks until such time that they can recover in value and further assessment and determination that the institution will not be required to sell such investments to meet operational cash flow needs in the near future.

The impairment analysis as of June 30, 2010 reflected continued value fluctuations corresponding to market trends. Although certain individual stocks and securities remain in a loss position, a positive factor noted was the considerable improvement in the fair market value that has occurred since December 2008. Additionally, these valuation trends continue to mirror the trends in the overall stock market with the loss position being further reduced as the market increases. Each investment instrument in a loss position has been tracked on a monthly basis. The review and evaluation of the data relative to each specific investment was a supporting factor relied upon to conclude that the positive trends in value recovery will likely continue as the market increases.

Additionally, management has monitored value line and other trade related publications on a regular basis and consulted with an outside investment firm to further assess the credit quality relating to individual stocks or securities. The information obtained through these sources indicated there were both positive and negative factors, with the most substantial emphasis being that these investment funds have continued to outperform their competitors during the recent economic downturn. There were no substantial financial or credit concerns noted with these individual companies and the investment publications have at times included recommendations to hold and/or continue with additional purchases of such investments. Further positive factors were the continued dividend and interest payments being made on the investments that were reported as being in a loss position. This was considered to be another indication of the overall strength of the underlying companies. Additional positive factors considered relating to the unrealized loss positions were the strong diversification of multiple holdings across various industries that exist within certain stock funds. The unrealized loss position for one particular investment was related to a locally held community bank in which the stock is somewhat thinly traded. The impairment analysis relating to this investment was largely based on the known financial strength of the institution and continued dividend payments being received.

It should also be noted that the stocks and securities that were in a loss position as of June 30, 2010 have shown further value improvements corresponding with market trends during the 3rd & 4th quarters of 2010.

c.	Revise future filings to provide a summary of the impairment analysis as of each balance sheet date presented.

Response: Management acknowledges that additional disclosure and summary information is needed relating to the impairment analysis process and will include this information in future filings.

d.	Define “near term” in the context of the other-than-temporary analysis and revise future filings to include this information.

Response: Management’s definition of “near term” as it relates to the determination of other-than-temporary impairments and the projected holding period for investment instruments in an unrealized loss position under normal economic conditions is generally a two year maximum. However, based on recent economic reports and predictions associated with the potential recovery period for an economic environment of substantial downturn a longer holding period in the range of three to five years is considered reasonable. Management acknowledges that such longer “near term” holding periods are subject to the institution’s ability to hold investment instruments until they recover in value and ongoing analysis of cash flow and operational needs to ensure that the institution will not be required to sell these investments.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition – Loan Portfolio, page 20

4.	Noted comment relating to the appraisals of real estate properties securing impaired loans being over two years old and the fair value considered to be Level 3.

a.	Disclose how often updated appraisals are obtained by loan type for collateral dependent loans:

Response: For both residential and commercial real estate loans considered to be collateral dependent, appraisals or updated collateral evaluations are generally obtained in conjunction with specific allowance allocations and/or anticipated foreclosure proceedings, on a case by case basis, depending upon the strength of additional mitigating arrangements with individual borrowers. It should also be noted that management is in the process of enhancing the bank’s appraisal policy to include more specific timeframes and guidelines relating to the process of obtaining new appraisals on non-performing and collateral dependent loans. Collateral evaluations relating to commercial loans secured by business assets such as inventory and equipment are generally performed on an annual basis. However, since this is not a formalized or certified appraisal value, these evaluations are considered level 3 for fair value disclosure and reporting purposes.

b.	Describe any adjustments that are made to appraised values, including those made as the result of outdated appraisals.

Response: As a general rule, management utilizes a discount factor of 30% to 40% of the value for outdated appraisals when calculating its allowance allocation estimates and making specific reserves. Local professional realtors are also contacted regarding potential fair market values in an effort to ensure that the discounted values are within reasonable ranges on individual properties. Updated tax assessed values are also considered in this evaluation process on a case by case basis.

c.	Discuss how the potential for outdated appraisal is considered in the determination of the allowance for loan losses.

Response: As part of the periodic ALLL evaluation process, various stress tests are performed relating to discounted real estate values across the entire loan portfolio and for specific loan types. Current market trends, comparable sales data, and new assessments values are also considered in this stress testing process. The results of these stress analysis are then used as support for the allowance allocation factors relating to real estate loan categories.

d.	Disclose the amount of collateral dependent impaired loans with an appraisal over one year old.

Response: As of June 30, 2010 the amount of collateral dependent impaired loans with an appraisal or valuation more than one year old totaled approximately $1.4 million. However, it should be also noted that new appraisal values were obtained on a substantial portion of these loans during the third quarter bringing the total amount of impaired loans with an appraisal over one year old down to approximately $824,000 as of September 30, 2010. Of this adjusted total approximately 18% is related to loans that are secured by collateral other than real estate and are further supported by certain guarantee agreements which have been added as a condition of the loan workout agreement. The remaining 82% are currently supported by mitigating workout plans and are expected to return to a performing status.

5.	Noted comment requesting clarification relating to the allowance for loan loss methodologies being applied in such a manner that provides for “probable losses that are inherent in the loan portfolio.”

Response: Management hereby confirms that the institution’s current ALLL methodology is being applied in a consistent manner to provide adequate coverage for those losses which are considered to be probable and inherent in the loan portfolio. The verbiage of this disclosure will be clarified to address this more clearly in future filings.

We, the undersigned officers, do hereby acknowledge that Pioneer Bankshares, Inc is responsible for the adequacy and accuracy of all disclosures in our filings; and further acknowledge that changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking actions with respect to our company’s filings; and acknowledge that Pioneer Bankshares, Inc may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ THOMAS R. ROSAZZA	/s/ LORI G. HASSETT

Thomas R. Rosazza, President/CEO	Lori G. Hassett, Vice President/CFO